UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-42208

XCHG Limited

(Exact Name of Registrant as Specified in Its Charter)

XCharge Europe GmbH, Heselstücken 18,

22453 Hamburg, Germany

XCharge Energy USA Inc, 19121 Marketplace Avenue,

Building 2-Suite 2-145, Kyle, TX 78640, United States

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 25, 2026, XCHG Limited, a Cayman Islands exempted company (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investor named thereto (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering”) of an aggregate of 7,000,000 American Depositary Shares (the “ADSs”) each representing forty (40) Class A Ordinary Shares par value US$0.00001 per share (the “Class A Ordinary Shares”), at a purchase price of $0.625 per ADS (the “Securities”).

The Offering initially closed on June 29, 2026. The Company received approximately $4.375 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

The Securities were offered by the Company pursuant to a registration statement on Form F-3, as amended (File No. 333-292266) (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2025 and declared effective by the Commission on January 19, 2026, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated June 25, 2026 (the “Prospectus Supplement”).

On June 25, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.” or the “Placement Agent”), pursuant to which the Company engaged A.G.P. as the sole placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Securities. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a cash fee in cash equal to 6.75% of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for all reasonable travel and other out-of-pocket expenses incurred by them in connection with the Offering in an amount not to exceed $75,000, and non-accountable expenses in an amount not to exceed $15,000.

The Placement Agency Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Placement Agent, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions.

Pursuant to the Side Letter to the Placement Agency Agreement, dated June 29, 2026, the Company and the Placement Agent have mutually agreed to additional closings on or before the 30th calendar day anniversary of the initial closing date, if the Placement Agent exercises its option to place additional ADSs of up to an aggregate amount of 1% of the Securities to one or more investors by delivery of one or more written notices.

The foregoing summaries of the Placement Agency Agreement, the Side Letter and the Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 1.1, 1.2 and 10.1, respectively, hereto and incorporated by reference herein.

Copy of the opinion of Maples and Calder (Hong Kong) LLP relating to the legality of the issuance and sale of the Securities is filed as Exhibits 5.1 hereto.

On June 26, 2026, the Company issued a press release related to the Offering entitled “XCharge Announces Pricing of $4.375 Million Registered Direct Offering with a Single Global Institutional Investor”, which press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information contained in this Report on Form 6-K, including Exhibit 99.1 hereto, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-292266).

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Placement Agency Agreement, dated June 25, 2026, by and between the Company and A.G.P./Alliance Global Partners
1.2*	Side Letter to the Placement Agency Agreement, dated June 29, 2026
5.1	Opinion of Maples and Calder (Hong Kong) LLP
10.1*	Form of Securities Purchase Agreement
23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
99.1	Press Release - XCharge Announces Pricing of $4.375 Million Registered Direct Offering with a Single Global Institutional Investor
104	Cover Page Interactive Data File (embedded within the Inline XBRL Document)

* Certain personal information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XCHG Limited

Date: June 29, 2026	By:	/s/ Yifei Hou
Name: Yifei Hou Title: Co-Chief Executive Officer